UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Videocon d2h Limited

(Name of Issuer)

American Depositary Shares, each representing four Equity Shares of the Issuer, 10 rupees per Equity Share

(Title of Class of Securities)

92657J101

(CUSIP Number)

Global Eagle Acquisition LLC

2121 Avenue of the Stars, Suite 2300

Los Angeles, California 90067

(310)209-7280

Copy to:

Joel L. Rubinstein, Esq.
Elliott M. Smith, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

(212) 294-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92657J101
1	NAMES OF REPORTING PERSONS Global Eagle Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (ADS)
	8	SHARED VOTING POWER 0 shares (ADS)
	9	SOLE DISPOSITIVE POWER 0 shares (ADS)
	10	SHARED DISPOSITIVE POWER 0 shares (ADS)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (ADS)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92657J101
1	NAMES OF REPORTING PERSONS Harry E. Sloan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,214,720 shares (ADS)
	8	SHARED VOTING POWER 0 shares (ADS)
	9	SOLE DISPOSITIVE POWER 3,214,720 shares (ADS)
	10	SHARED DISPOSITIVE POWER 0 shares (ADS)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,214,720 shares (ADS)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% of Equity Shares (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on 394,399,600 Equity Shares outstanding as disclosed by the Issuer in its Current Report on Form 6-K filed with the SEC on October 20, 2015. The number of outstanding Equity Shares was calculated by the Reporting Persons by subtracting the aggregate number of Equity Shares comprising the Issuer’s issuance of bonus shares, or 27,359,984 Equity Shares, the issuance of which has not yet occurred, from the total 421,759,584 Equity Shares disclosed by the Issuer.

(2) Each ADS represents four Equity Shares of the Issuer.

CUSIP No. 92657J101
1	NAMES OF REPORTING PERSONS Jeffrey Sagansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,644,500 shares (ADS)
	8	SHARED VOTING POWER 0 shares (ADS)
	9	SOLE DISPOSITIVE POWER 1,644,500 shares (ADS)
	10	SHARED DISPOSITIVE POWER 0 shares (ADS)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,500 shares (ADS)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% of Equity Shares (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on 394,399,600 Equity Shares outstanding as disclosed by the Issuer in its Current Report on Form 6-K filed with the SEC on October 20, 2015. The number of outstanding Equity Shares was calculated by the Reporting Persons by subtracting the aggregate number of Equity Shares comprising the Issuer’s issuance of bonus shares, or 27,359,984 Equity Shares, the issuance of which has not yet occurred, from the total 421,759,584 Equity Shares disclosed by the Issuer.

(2) Each ADS represents four Equity Shares of the Issuer.

The Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D relating to the ADSs of the Issuer filed by the Reporting Persons with the U.S. Securities and Exchange Commission on April 3, 2015 (the “Initial Schedule”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule.

This Amendment No. 1 is being made to reflect changes in beneficial ownership as a result of certain transactions effected in the Issuer’s ADS. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons on the Initial Schedule.

Item 2. Identity and Background

(b) Residence or Business Address:

The Reporting Persons’ business address is 2121 Avenue of the Stars, Suite 2300, Los Angeles, California 90067.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

(c) On February 9, 2016, the Sponsor effected a distribution of an aggregate of 2,438,750 ADSs to certain of its members, including 1,557,610 ADSs to Harry E. Sloan and 772,500 ADSs to Jeff Sagansky.

On April 8, 2016, the Sponsor effected a distribution of an aggregate of 2,438,750 ADSs to certain of its members, including 1,557,610 ADSs to Harry E. Sloan and 772,500 ADSs to Jeff Sagansky.

Except as described above, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ADSs.

(d) None.

(e) On February 9, 2016 each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the ADSs. The reporting obligations of the Reporting Persons with respect to the ADSs pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder are therefore terminated.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2016

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact